SHEARMAN & STERLING LLP

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ABU DHABI
BEIJING
BRUSSELS
DUSSELDORF
FRANKFURT
HONG KONG
LONDON
[redacted]
SCO
...ON, D.C.

04010958

March 25, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated March 16, 2004 announcing AGF's 2003 results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 3/30

File No. 82-4517

Paris, 16 March 2004

PRESS RELEASE

2003 RESULTS: "AGF HAS ACHIEVED ALL OBJECTIVES: OPERATING PROFITABILITY BOLSTERED; FINANCIAL CONDITION STRENGTHENED"

NET INCOME, GROUP SHARE:
+185% at 763 MN EUROS

UNDERLYING PROFIT[1]:
+140% at 1,193 MN EUROS

P&C FRANCE COMBINED RATIO: 103.0%
GROUP COMBINED RATIO: 98.6%

NET ASSET VALUE:
+16%* at *7.1 BN EUROS, i.e. 40.5 EUROS / SHARE

EMBEDDED VALUE:
+22%[2] at 7.6 BN EUROS, i.e. 43.7 EUROS / SHARE

DIVIDEND:
1.8 EUROS / SHARE

[1] of insurance companies and banks before tax
[2] compared to 31/12/02; figures not directly comparable

For more financial, strategic and institutional information on the AGF Group,
visit out internet site at http://www.agf.fr

KEY FIGURES

in millions of euros	31.12.03	31.12.02	% change
Total revenues	18 275	17 121	+6.7%
Premium income	16 543	15 432	+7.2%
Underlying profit[1]	1 193	497	+140%
Provisions for write-downs[2]	533	-980[3]	n.s.
Consolidated net income	763	268	+185%
Weighted EPS (euros)	4.41	1.57	+181%
Net asset value	7 074	6 092	+16.1%
Operating profitability	12.2%	9.9%[4]	+2.3pts
ROE	13.2%	4.6%	+8.6pts

[1]*of insurance companies and banks before tax*
[2]*Provisions for lasting impairment in value and provision for unrealised capital loss exposures*
[3] *– charge / + profit*
[4]*proforma*

2003 HIGHLIGHTS

- **The AGF Group has achieved its goal of improved operating profitability**:
  - **In property & casualty insurance,** the combined ratio of **French** businesses was **103.0%,** in line with objectives, notwithstanding conservatively-estimated provisions. The **consolidated combined ratio** of all the **Group's property and casualty businesses stood at 98.6%.**
  - **In life and financial services,** the **Group strengthened its operating profitability to 15.3%.** AGF successfully established a higher financial margin. In addition, even though the increase in new business was relatively slight, AGF saw a significant increase in net inflows and mathematical reserves, because benefits paid out declined.
  - **In credit insurance,** Euler Hermes proved the strength of its business model, posting a **combined ratio of 78%** despite bleak economic conditions.

- **At the same time, AGF strengthened its financial condition.** It carried out financial transactions at favourable financial terms (disposal of Entenial, sale of Brazilian and Chilean life insurance operations, sale of Belgian banking subsidiary) and actively managed its portfolios, ending the year in an unrealised capital gain position (280 mn euros), while reducing the allocation to equities to 12%. In addition, AGF pared down its goodwill by 330 mn euros. Lastly, the Group's solvency margin stood at 200% at the end of 2003, up 23 points from the previous year-end.

- **AGF simplified and modernised its organisation,** and now has a rejuvenated management team with complementary expertise.

- The year was also characterised by **four significant events:**

  - As AGF has always had a conservative policy of capitalising tax-loss carryforwards, the new tax law in France for 2004 has had a beneficial impact. Now that tax losses can be

carried forwards indefinitely, AGF **capitalised, for the first time, tax-loss carryforwards longer than five years, generating a tax charge diminution of 210 mn euros.**

- Because the sale of **Entenial** was approved by the banking authorities only in February 2004, **a significant portion of the sale proceeds were included in Entenial's contribution,** because both Q4 results and the gain on the sale of Depfa were consolidated. **Entenial's net contribution to 2003 results was 52 mn euros, including 30 mn euros of gross capital gain on Depfa.**
- **In order to restructure the Belgian investment portfolio, especially by selling some equity lines, AGF booked a provision for impairment in the value of assets of 130 mn euros in Belgium.**
- Lastly, **goodwill and network values were written down by 117 mn euros. In particular, goodwill at the Group's South American subsidiaries was entirely written off, giving the Group the leeway to take advantage of market opportunities, should the occasion arrives.**
- **These events, some of which are positive and some of which are negative, did not have a significant net impact on the Group's net profit for 2003, but have put us in a more favourable position for the years to come.**

I CONSOLIDATED RESULTS:

- **Underlying profit** (before tax, goodwill and exceptional items) of operating companies totalled **1,193 mn euros, up 140% from 2002**. This figure reflected the **significant turnaround in underwriting results in property and casualty insurance and improved margins in life insurance.**

- **Capital gains totalled 584 mn euros in fiscal year 2003 vs. 817 mn euros in the first half,** because AGF realised capital losses in the second half in order to bring its equities portfolios back into an unrealised capital gain position. **The shareholders' portion of the capital gains of operating companies stood at 197 mn euros, vs. 194 mn euros in 2002**. As such, it represented an historic low as a percentage of underlying profit: **16.5%.**

- **Holding companies** contributed **-123 mn euros** (-34 mn euros in 2002) because capital gains on disposals and non-recurring charges were lower.

- **Tax expense** (whithout exceptionnal items) totalled **56 mn ME,** vs. a credit of 1 mn euro in 2002, largely because tax-loss carryforwards longer than five years were capitalised.

- Ordinary **goodwill amortisation was 110 mn euros.** Among other things, it reflected the fact that goodwill on Hermes, which had been temporarely estimated in 2002, was written down.

- Lastly, **exceptional items** amounted to **-141 mn euros, vs.** -58 mn euros in 2002, principally because AGF decided to write off 102 mn euros in goodwill and 15 mn euros in network value.

- **As a result, consolidated net income, group share, rose to 763 mn euros, close to triple the 2002 figure of 268 mn euros.**

II RESULTS BY ACTIVITY:

II.1 LIFE AND HEALTH INSURANCE

Consolidated premium income from life and health insurance operations worldwide totalled **7,205 mn euros**, up **4.8%** on a like-for-like basis, representing nearly 40% of total revenues.

Life and health insurance **contributed 399 mn euros** to AGF's underlying profit, **an increase of 63%** compared with 2002. French operations were the prime contributor, as international activities were affected by significant provisions for asset impairment in Belgium and in the Netherlands.

II.1.1 France

Consolidated premium revenues from life and health insurance totalled 5,335 mn euros, up 4.2% from 2002.

The **contribution of life and health insurance to underlying profit was 417 mn euros. It increased a sharp 84% from 2002, owing to successful efforts to widen life insurance margins**. Specifically, the Group succeeded in adjusting the yields paid to policyholders, while improving its level of financial income. At the same time, the networks showed their resilience. Funds inflows from new business was sluggish in the Q1, but picked up speed in the following three quarters. In addition, the surrender rate remained at a very low 2.9% and overall benefits paid out contracted by 1%. Net inflows consequently rose, and mathematical reserves on euro-denominated contracts increased by 6%. Lastly, the initial impact of the year's cost reductions were visible: the ratio of costs to mathematical reserves declined by 7bp to 1.78%.

Results from health insurance contracted to 1 mn euros, vs. 20 mn euros in 2002. This business was operating in an adverse environment, where government measures to reduce reimbursements on certain medicines caused an increase in claims. Nevertheless, a series of measures has been implemented to improve the profitability of the health insurance business in 2004.

II.1.2 International

Outside France, **premium income** from life and health insurance totalled **1,870 mn euros, up 6.6% like-for-like.** Taking into account the fluctuations in South American currencies, the real increase in premium income was 2.0%.

Life and health insurance outside France **contributed** a negative **18 mn euros in 2003**, vs. a positive 17 mn euros in 2002, **mostly because of provisions for impairment in the value of assets in Belgium and in the Netherlands.**

In **Belgium**, premium income from life and health insurance was 540 mn euros, up 8.9%. The business contributed **–73 mn euros** to underlying profit, reflecting the provision for asset impairment.

In the **Netherlands**, life and health subsidiaries posted premium income of 654 mn euros, up 5.3% and their contribution totalled **20 mn euros**, also held back by the provision for asset impairment.

In **Spain**, life and health insurance generated premium income of 329 mn euros (AGF share) in 2003, up 10.4%, and contributed **25 mn euros** to underlying profit.

In **South America**, life and health insurance generated premium income of 227 mn euros (down 1.3% like-for-like) and contributed **8 mn euros**. During the year, Brazilian and Chilean life insurance subsidiaries were sold and will be deconsolidated next year.

II.2 PROPERTY AND CASUALTY INSURANCE

Consolidated **premium income** from **property and casualty insurance grew by a brisk 8.3% like-for-like to 7,074 mn euros,** accounting for nearly 39% of all revenues.

Property and casualty insurance **contributed 446 mn euros** to underlying profit, **vs. 75 mn euros in 2002, reflecting efforts to shore up operating profitability.** Worldwide, property and casualty operations posted a combined ratio of 101.6%, vs. 109.4% in 2002. **Including assistance and credit insurance, the Group's consolidated combined ratio stood at 98.6%, vs. 105.3% in 2002.**

II.2.1 France

The property and casualty business reaped the benefit of efforts undertaken in 2003 to improve operating profitability. Premium income rose smartly to **4,290 mn euros, a rise of 9.7%,** as premium rate increases were applied and **portfolios were resilient**.

The **contribution** of property and casualty insurance in France improved to **377 mn euros, vs. 3 mn euros in 2002**. An important factor in this improvement, the **combined ratio declined from 112.2% in 2002 to 103.0% in 2003, in line with the targets** AGF set for the year, even **while the Group maintained a conservative approach towards underwriting provisions**. In addition, market conditions turned more favourable, supporting financial results.

II.2.2 International

Outside France, **premium income** from property and casualty insurance also **increased, by 6.3%** like-for-like, to **2,784 mn euros**, supported by rate increases and continued business expansion. **Thanks to these technical measures, the combined ratio in our international business also moved favourably, declining from 104.5% in 2002 to 99.3% in 2003. In particular, the recovery plan in Belgium enabled AGF to surpass its target, achieving a combined ratio of 103%** (target: 112%). Combined ratios in Spain and the Netherlands reached very favourable levels, while in South America they showed potential for improvement.

The contribution to underlying profit totalled **69 mn euros, vs. 76 mn euros in 2002**, here too because of **asset impairment provisions booked in Belgium**.

In **Belgium**, premium income from property and casualty insurance edged up 1.6% to 325 mn euros. Implementation of strict underwriting measures brought the **combined ratio** down from 120% in 2002 to **103%** in 2003, **ahead of plan. Because of the asset impairment provisions, the contribution to AGF's underlying profit was -22 mn euros.**

In the **Netherlands**, premium income from property and casualty subsidiaries grew by 6.8% to 975 mn euros, also benefiting from favourable cyclical events. The **combined ratio** reached an excellent **98%**, and the **contribution** totalled **8 mn euros**.

In Spain, property and casualty operations generated an increase in premium income of 13% to 815 mn euros (AGF share) and a **contribution of 50 mn euros,** owing to **an excellent combined ratio of 96%.**

In **South America**, premium income from property and casualty insurance was stable at 480 mn euros, advancing only 0.4% like-for-like. The **contribution was 12 mn euros**. The **combined ratio was 107.6%, partly because recovery plans in Brazil and Chile were behind schedule.**

II.3 CREDIT INSURANCE

Premium income from credit insurance, generated by the subsidiaries of Euler & Hermes, totalled **1,780 mn euros, up 1.9% like-for-like.**

Euler Hermes made a **contribution** (AGF share) of **125 mn euros, up 26%** from 2002. **Even though worldwide economic conditions were still lacklustre, steps taken to improve underwriting profitability enabled Euler Hermes to reduce its combined ratio to 78%,** vs. 92% in 2002. **In addition, synergies with Hermes were in line with objectives, proving the success of the merger realised two years ago.**

II.4 ASSET MANAGEMENT AND BANKING

Banking and financial services saw their **contribution rise to nearly 187 mn euros, vs. 42 mn euros in 2002**. Several factors bolstered this good performance: **the asset management business posted favourable results, Banque AGF's contribution turned positive (a year ahead of plan) and Eurofactor's factoring results recovered.** Lastly, **Entenial's disposal of Depfa generated a capital gain of 30 mn euros.**

III OTHER FINANCIAL ITEMS

ROE, EPS

The Group's **ROE** stood at **13.2%,** vs. 4.6% in 2002.

After subtracting 13,603,387 shares held in treasury, the weighted average number of shares outstanding at 31 December 2003 was 172,934,005 shares. On this basis, earnings per share* **(EPS)** stood at **4.41 euros,** vs. 1.57 euros in 2002.

Asset under management, unrealised capital gains

The market value of **assets under management** totalled **79.9 bn euros** at 31 December 2003. **Unrealised capital gains**, group share, posted a robust **increase of 41%,** climbed from **3.3 bn euros at year-end 2002 to 4.7 bn euros at 31 December 2003.** In particular, **equities** portfolios were actively managed, such that they showed net **unrealised capital gains of 280 mn euros** at 31 December 2003, vs. net unrealised capital losses of 1.5 bn euros a year earlier (which included 900 mn euros in unrealised capital gains on Crédit Lyonnais shares). Unrealised capital gains on properties contracted slightly to 1.9 bn euros, vs. 2.0 bn euros at 31 December 2002, because of capital gains realised during the year. Unrealised capital gains on bonds decreased from 2.8 bn euros at 31 December 2002 to 2.5 bn euros a year later. **The shareholders' portion of unrealised capital gains increased 25% from 2.1 bn euros at year-end 2002 to 2.6 bn euros at year-end 2003.**

Net asset value

AGF's **consolidated shareholders' equity** totalled **6.53 bn euros,** vs. 5.97 bn euros at 31 December 2002. **Net asset value** was **7.07 bn euros**, or **40.5 euros per share**, adjusted for shares held in treasury, vs. 35.5 euros at 31 December 2002, representing **a rise of 16%.** This increase reflected the positive impact of the year's profits and the increase in the shareholders' portion of unrealised capital gains.

Operating profitability

According to AGF's internal model for determining capital allocation and measuring normed profits, **operating profitability rose to 12.2% in 2003, vs. 9.9% in 2002**, because operating profitability in France improved from 9.0% in 2002 to 11.9% in 2003. Driving this improvement were better combined ratios in property and casualty insurance and a significant improvement in operating profitability at Euler Hermes, which advanced from 9.3% in 2002 to 14.0% in 2003. Operating profitability of international activities, meanwhile, remained stable at 12.3%. Viewed from the point of view of allocated capital, these developments in operating profitability were especially favourable, because allocated capital has trended upwards in recent years as third-party resources, in particular unrealised capital gains, have declined.

---

* undiluted

Embedded Value

The AGF Group's embedded value totalled 7,636 mn euros, up 1.4 bn euros or 22% (6,242 mn euros in 2002). **Embedded value per share totalled 43.7 euros. The present value of future profits (PVFP) totalled 2,540 mn euros. Components of future life insurance profits included in NAV** that must be deducted **declined to 1,210 mn euros** at 31 December 2003. The cost of solvency margin requirements stood at 768 mn euros. The **value of new business totalled 79 mn euros before solvency margin costs** and **25 mn euros after solvency margin costs. The profitability of new business, as measured by the ratio of new business value to annualised premium equivalent (APE) remained favourable at 17% before solvency margin costs and at 5.4% after solvency margin costs** (2003 APE = 463 mn euros).

IV OUTLOOK

AGF's financial condition has been strengthened and its operating profitability has improved, giving it a solid base from which to pursue its initiatives.

In this context, the AGF Group has set the following targets for its "Ambition 2005" initiative:

- **continue to improve operating profitability**
- **continue to perfect organisational and operational practices**
- **preserve its financial condition**
- **support growth in the Group's businesses and competitiveness in its networks**

Confident in the major initiatives it has undertaken, AGF has set ambitious operating targets for 2004:

- in **property and casualty**
  - **combined ratio below 99% in France**
  - combined ratio below 100% worldwide
- in **life and financial services**
  - **business growth between 5% and 10%**
  - cost reductions of 75 mn euros
- in **health and group**
  - **combined ratios below 100%**
- in credit insurance and in assistance:
  - **combined ratio between 85% and 90% in credit insurance**
  - **combined ratio of 92% in assistance**

Via these ambitious operational objectives, and in the abscence of any significant deterioration in financial markets and in economic conditions, AGF intends to support growth in its operating profitability of 10%.

2003 CONSOLIDATED NET INCOME, GROUP SHARE

in millions of euros	2003	2002	2001 proforma	% change 2003 / 2002
Life insurance (France)	**416**	**207**	**460**	**+100%**
Health insurance (France)	**1**	**20**	**54**	**-95%**
Non-life insurance (France)	**377**	**3**	**241**	**n.s.**
Life insurance (International)	**-25**	**-9**	**56**	**n.s.**
Health insurance (International)	**7**	**26**	**-10**	**-73%**
Non-life insurance (International)	**69**	**72**	**79**	**-4%**
Credit insurance	**125**	**98**	**69**	**+28%**
Assistance	**13**	**13**	**5**	**+0%**
Asset management and banking	**187**	**42**	**49**	**+345%**
Other	**23**	**25**	**35**	**-8%**
Underlying profit of operating companies (insurance and banks)	**1 193**	**497**	**1 039**	**+140%**
of which capital gains, net of write-downs[1]	**197**	**194[2]**	**796**	**+2%**
Holding cos.	**-123**	**-34**	**-75**	**n.s.**
Income tax	**-56**	**1**	**-81**	**n.s.**
Result before goodwill and exceptionals	**1 014**	**464**	**883**	**+119%**
Goodwill amortisation	**-110**	**-138**	**-105**	**-20%**
Net income before exceptionals	**904**	**326**	**778**	**+177%**
Exceptional items	**-141**	**-58**	**-46**	**n.s.**
Consolidated net income, group share	**763**	**268**	**732**	**+185%**

[1] shareholders' potion
[2] proforma

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr
Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr
Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
augusbe@agf.fr
Agnès Miclo 33 (0)1 44 86 31 62
Micloa@agf.fr
Séverine David 33 (0)1 44 86 38 09
Davidse@agf.fr

For more financial, strategic and institutional information on the AGF Group, visit out internet site at http://www.agf.fr

Cautionary Note Regarding Forward-Looking Statements.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g., Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these events may be more likely to occur, and possibly even to a greater extent, as a result of the events of 11 September 2001 and their consequences.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.